Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Funko, Inc. for the registration of up to $100,000,000 in aggregate principal amount of class A common stock, preferred stock, debt securities, warrants, purchase contracts or units, and to the incorporation by reference therein of our report dated March 7, 2024, with respect to the consolidated financial statements of Funko, Inc. included in its Current Report on Form 8-K dated August 7, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Seattle, Washington
August 7, 2025